Insider transaction detail - View details for insider	2007-01-04 16:27 ET

Transactions sorted by	: Insider
Insider family name	: bambrick ( Starts with )
Given name	: james ( Starts with )
Filing date range	: January 3, 2007 - January 3, 2007
Equity securities	: Common Shares
Issuer derivatives	: Options

Insider name:	Bambrick, James

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:

The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of	Date of filing	Ownership type	Nature of	Number or	Unit price or	Closing	Insider's	Conversion	Date of	Underlying security	Equivalent	Closing
	transaction	YYYY-MM-DD	(and registered	transaction	value acquired	exercise	balance	calculated	or exercise	expiry or	designation	number or	balance of
	YYYY-MM-DD		holder, if		or disposed of	price		balance	price	maturity		value of	equivalent
			applicable)							YYYY-MM-DD		underlying	number or
												securities	value of
												acquired or	underlying
												disposed of	securities

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 8 - Deemed Insider - 6 Months before becoming Insider

Security designation: Common Shares

Transaction ID	Date of	Date of filing	Ownership type	Nature of	Number or	Unit price or	Closing	Insider's	Conversion	Date of	Underlying security	Equivalent	Closing
	transaction	YYYY-MM-DD	(and registered	transaction	value acquired	exercise	balance	calculated	or exercise	expiry or	designation	number or	balance of
	YYYY-MM-DD		holder, if		or disposed of	price		balance	price	maturity		value of	equivalent
			applicable)							YYYY-MM-DD		underlying	number or
												securities	value of
												acquired or	underlying
												disposed of	securities
863020	2007-01-02	2007-01-03	Direct Ownership:	51 - Exercise of options	+120,000	0.5000	259,578

Security designation: Options (Common Shares)

A 862927	2007-01-02	2007-01-03	Direct Ownership :	51 - Exercise of options	-120,000	0.5000	104,000			2007-04-16	Common Shares	-120,000	-126,000
O 862927	2007-01-03	2007-01-03	Direct Ownership :	51 - Exercise of options	+120,000	0.5000				2007-04-16	Common Shares	+120,000